SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Furiex Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

36106P101
(CUSIP Number)

D. E. Shaw & Co., L.P.
Attn: Compliance Department
1166 Avenue of the Americas, 9th Floor
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 36106P101
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 736,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 736,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,632
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 36106P101
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 747,357
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 747,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 36106P101
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 747,357
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 747,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

 Item 1.            Security and the Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (the “Common Shares”) of Furiex Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3900 Paramount Parkway, Suite 150, Morrisville, North Carolina 27560.

Item 2.             Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Valence and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 2 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(c) The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities related investment strategies. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Valence. DESCO LP is the managing member of Valence. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. David E. Shaw is the President and sole shareholder of DESCO Inc.

(d) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 16, 2013, DESCO LP entered into a settled administrative proceeding (the “Settlement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to inadvertent violations of Rule 105 (“Rule 105”) of Regulation M under the Securities Exchange Act of 1934.  Rule 105 prohibits buying an equity security made available through a public offering, conducted on a firm basis, from an underwriter or broker or dealer participating in the offering after having sold short the same security during the restricted period as defined in the rule.  Rule 105 applies irrespective of the short seller’s intent in effecting the short sale.  Pursuant to the Settlement, DESCO LP paid $447,794 in disgorgement, $18,192.37 in pre-judgment interest, and a civil penalty of $201,506.  The Settlement also requires that DESCO LP “cease and desist from committing or causing any violations and any future violations of Rule 105.”  The SEC order implementing the Settlement notes that in determining to accept DESCO LP’s offer to enter into the Settlement, the SEC considered “remedial acts promptly undertaken” by DESCO LP and “cooperation afforded to [SEC] staff” by DESCO LP.  Except with respect to the matter described above, no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration

In acquiring 736,632 Common Shares, Valence expended approximately $76,858,044 (excluding commissions) of its working capital.

Item 4.             Purpose of Transaction

Valence made purchases of the Common Shares for investment purposes, as well as for purposes of participating in the Merger Consideration referred to in the Form 8-K filed on April 28, 2014 relating to the merger by Forest Laboratories, Inc. On June 13, 2014, Valence held 6.8% of the Common Shares.

Valence will review its investment in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Valence may determine to:

•             acquire additional Common Shares through open market purchases or otherwise; or

•             sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form DEFM14A, filed with the SEC on June 4, 2014, there were 10,816,005 Common Shares issued and outstanding as of May 29, 2014.  The 736,632 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 6.8% of the Common Shares issued and outstanding. Common Shares are also beneficially owned by D. E. Shaw Oculus Portfolios, L.L.C. (“Oculus”), under the management of D. E. Shaw Investment Management, L.L.C. (“DESIM”), and beneficially owned by D. E. Shaw Asymptote Portfolios, L.L.C. (“Asymptote”).  The 10,592 Common Shares beneficially owned by Oculus (the “Oculus Shares”) represent approximately 0.1% of the Common Shares issued and outstanding. The 100 Common Shares under the management of DESIM (the “DESIM Shares”) represent approximately 0.0% of the Common Shares issued and outstanding. The 33 Common Shares beneficially owned by Asymptote (the “Asymptote Shares”) represent approximately 0.0% of the Common Shares issued and outstanding. The 747,357 Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 6.9% of the Common Shares issued and outstanding.  The Subject Shares are composed of (i) the Valence Shares, (ii) the Oculus Shares, (iii) the DESIM Shares, and (iv) the Asymptote Shares. DESCO LP may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares. On June 13, 2014, the Reporting Persons beneficially owned 6.9% of the outstanding shares. DESCO LP does not own any Common Shares directly and disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP, which in turn is the manager and investment adviser of Valence, the investment adviser of Oculus, and the managing member of (i) DESIM and (ii) D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of Asymptote, and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of Oculus and the managing member of D. E. Shaw Manager, L.L.C., which in turn is the manager Asymptote, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of such shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of June 13, 2014, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owned any Common Shares other than those set forth in Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from April 15, 2014 through June 13, 2014, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]		Number of Shares Purchased/(Sold)
Asymptote	20140415	76.89	[2]	(900)
Asymptote	20140415	78.59	[3]	(700)
Asymptote	20140415	79.30		(200)

1 Where weighted average price is used for the reported transactions, the reporting person undertakes to provide upon request by the U.S. Securities and Exchange Commission, full information regarding the number of shares purchased or sold at each separate price.

2 A weighted average price based on prices ranging from $76.63 to $77.39.

3 A weighted average price based on prices ranging from $77.93 to $78.91.

Asymptote	20140415	76.13	[4]	200
Asymptote	20140415	77.02	[5]	900
Asymptote	20140415	78.48	[6]	600
Asymptote	20140415	78.99		100
DESIM	20140415	77.10	[7]	900
DESIM	20140415	77.98	[8]	700
DESIM	20140415	79.09	[9]	600
Oculus	20140415	76.74	[10]	700
Oculus	20140415	77.45	[11]	600
Oculus	20140415	78.55	[12]	200
Oculus	20140415	79.29		100
Valence	20140415	76.99	[13]	(236)
Valence	20140415	78.07	[14]	(1,490)
Valence	20140415	78.89	[15]	(1,011)
Valence	20140415	75.63	[16]	1,257
Valence	20140415	76.90	[17]	5,483
Valence	20140415	77.53	[18]	4,858
Valence	20140415	78.94	[19]	854
Asymptote	20140416	76.82	[20]	(600)
Asymptote	20140416	78.90		(100)
Asymptote	20140416	76.66	[21]	500
Asymptote	20140416	79.33	[22]	500
DESIM	20140416	76.73	[23]	600

4 A weighted average price based on prices ranging from $75.67 to $76.59.

5 A weighted average price based on prices ranging from $76.70 to $77.49.

6 A weighted average price based on prices ranging from $77.99 to $78.89.

7 A weighted average price based on prices ranging from $76.65 to $77.56.

8 A weighted average price based on prices ranging from $77.70 to $78.25.

9 A weighted average price based on prices ranging from $78.75 to $79.67.

10 A weighted average price based on prices ranging from $76.16 to $77.12.

11 A weighted average price based on prices ranging from $78.27 to $78.83.

12 A weighted average price based on prices ranging from $78.73 to $79.60.

13 A weighted average price based on prices ranging from $76.50 to $77.09.

14 A weighted average price based on prices ranging from $77.70 to $78.68.

15 A weighted average price based on prices ranging from $78.74 to $79.09.

16 A weighted average price based on prices ranging from $75.29 to $76.16.

17 A weighted average price based on prices ranging from $76.30 to $77.29.

18 A weighted average price based on prices ranging from $77.30 to $78.19.

19 A weighted average price based on prices ranging from $78.31 to $79.30.

20 A weighted average price based on prices ranging from $76.19 to $77.10.

21 A weighted average price based on prices ranging from $76.18 to $77.00.

22 A weighted average price based on prices ranging from $79.24 to $79.35.

23 A weighted average price based on prices ranging from $76.48 to $77.00.

DESIM	20140416	77.58		100
DESIM	20140416	79.02	[24]	666
Valence	20140416	76.61	[25]	(4,570)
Valence	20140416	77.29	[26]	(1,898)
Valence	20140416	78.83	[27]	(2,100)
Asymptote	20140417	75.08	[28]	4,454
Asymptote	20140417	76.67	[29]	800
Asymptote	20140417	77.12	[30]	600
Asymptote	20140417	74.97	[31]	(4,210)
Asymptote	20140417	76.10	[32]	(800)
Asymptote	20140417	77.16	[33]	(700)
Asymptote	20140417	77.81		(100)
DESIM	20140417	76.44	[34]	300
DESIM	20140417	77.78		100
Oculus	20140417	74.88	[35]	700
Valence	20140417	45.00		(15,300)[36]
Valence	20140417	75.02	[37]	(1,500)
Valence	20140417	76.28	[38]	(4,309)
Valence	20140417	77.41	[39]	(400)
Asymptote	20140421	75.89	[40]	(300)
Asymptote	20140421	77.45	[41]	(200)
Asymptote	20140421	75.45	[42]	200
Asymptote	20140421	77.38	[43]	300

24 A weighted average price based on prices ranging from $78.73 to $79.60.

25 A weighted average price based on prices ranging from $76.03 to $77.00.

26 A weighted average price based on prices ranging from $77.03 to $77.74.

27 A weighted average price based on prices ranging from $78.36 to $79.24.

28 A weighted average price based on prices ranging from $74.83 to $75.57.

29 A weighted average price based on prices ranging from $76.07 to $77.01.

30 A weighted average price based on prices ranging from $77.11 to $77.12.

31 A weighted average price based on prices ranging from $74.51 to $75.48.

32 A weighted average price based on prices ranging from $75.81 to $76.75.

33 A weighted average price based on prices ranging from $76.81 to $77.78.

34 A weighted average price based on prices ranging from $76.02 to $76.77.

35 A weighted average price based on prices ranging from $74.59 to $75.00.

36 These shares were sold as a result of the expiry of listed call options with a strike price of $45.

37 A weighted average price based on prices ranging from $74.77 to $75.66.

38 A weighted average price based on prices ranging from $76.02 to $77.01.

39 A weighted average price based on prices ranging from $77.08 to $77.94.

40 A weighted average price based on prices ranging from $75.49 to $76.38.

41 A weighted average price based on prices ranging from $77.38 to $77.52.

42 A weighted average price based on prices ranging from $75.01 to $75.89.

43 A weighted average price based on prices ranging from $77.25 to $77.65.

Oculus	20140421	74.09	[44]	400
Valence	20140421	74.07	[45]	2,059
Valence	20140421	74.95	[46]	200
Valence	20140421	77.29		100
Valence	20140421	74.51	[47]	(607)
Valence	20140421	75.31	[48]	(1,302)
Valence	20140421	76.72	[49]	(384)
Valence	20140421	77.60	[50]	(1,200)
Asymptote	20140422	80.55	[51]	400
Asymptote	20140422	80.63	[52]	(200)
DESIM	20140422	78.61		100
DESIM	20140422	80.59	[53]	200
DESIM	20140422	82.08		100
Valence	20140422	80.48	[54]	299
Valence	20140422	78.98	[55]	(1,400)
Valence	20140422	80.15	[56]	(3,806)
Valence	20140422	80.79	[57]	(1,126)
Valence	20140422	82.21	[58]	(1,937)
Valence	20140422	82.69	[59]	(400)
Asymptote	20140423	81.12	[60]	300
Asymptote	20140423	82.62	[61]	300
Asymptote	20140423	81.20	[62]	(500)
Asymptote	20140423	82.74	[63]	(400)

44 A weighted average price based on prices ranging from $74.01 to $74.28.

45 A weighted average price based on prices ranging from $73.87 to $74.31.

46 A weighted average price based on prices ranging from $74.89 to $75.00.

47 A weighted average price based on prices ranging from $73.94 to $74.82.

48 A weighted average price based on prices ranging from $74.96 to $75.93.

49 A weighted average price based on prices ranging from $76.24 to $77.01.

50 A weighted average price based on prices ranging from $77.24 to $77.69.

51 A weighted average price based on prices ranging from $80.37 to $80.64.

52 A weighted average price based on prices ranging from $80.48 to $80.78.

53 A weighted average price based on prices ranging from $80.33 to $80.85.

54 A weighted average price based on prices ranging from $80.47 to $80.49.

55 A weighted average price based on prices ranging from $78.50 to $79.49.

56 A weighted average price based on prices ranging from $79.54 to $80.52.

57 A weighted average price based on prices ranging from $80.55 to $80.97.

58 A weighted average price based on prices ranging from $81.57 to $82.56.

59 A weighted average price based on prices ranging from $82.63 to $82.75.

60 A weighted average price based on prices ranging from $81.00 to $81.35.

61 A weighted average price based on prices ranging from $82.11 to $83.02.

62 A weighted average price based on prices ranging from $80.76 to $81.73.

63 A weighted average price based on prices ranging from $82.40 to $83.09.

DESIM	20140423	81.86		100
Oculus	20140423	81.33	[64]	300
Oculus	20140423	82.95		100
Valence	20140423	81.37	[65]	1,403
Valence	20140423	82.32	[66]	900
Asymptote	20140424	81.78	[67]	300
Asymptote	20140424	83.31	[68]	800
Asymptote	20140424	83.79		15
Asymptote	20140424	78.22	[69]	(106)
Asymptote	20140424	83.01	[70]	(300)
Asymptote	20140424	83.56	[71]	(500)
Oculus	20140424	78.54	[72]	300
Oculus	20140424	79.45		100
Oculus	20140424	82.48	[73]	104
Oculus	20140424	83.58	[74]	400
Valence	20140424	82.34	[75]	(200)
Valence	20140424	83.12	[76]	(202)
Valence	20140424	78.40	[77]	500
Valence	20140424	79.07	[78]	500
Valence	20140424	79.95		300
Valence	20140424	81.48	[79]	920
Valence	20140424	83.28	[80]	617
Valence	20140424	83.95	[81]	200
Asymptote	20140425	80.16	[82]	200

64 A weighted average price based on prices ranging from $81.03 to $81.69.

65 A weighted average price based on prices ranging from $80.87 to $81.75.

66 A weighted average price based on prices ranging from $81.93 to $82.83.

67 A weighted average price based on prices ranging from $81.50 to $82.23.

68 A weighted average price based on prices ranging from $82.67 to $83.64.

69 A weighted average price based on prices ranging from $78.00 to $78.23.

70 A weighted average price based on prices ranging from $82.87 to $83.24.

71 A weighted average price based on prices ranging from $83.38 to $83.74.

72 A weighted average price based on prices ranging from $78.00 to $78.99.

73 A weighted average price based on prices ranging from $82.15 to $82.82.

74 A weighted average price based on prices ranging from $83.48 to $83.76.

75 A weighted average price based on prices ranging from $81.96 to $82.72.

76 A weighted average price based on prices ranging from $83.03 to $83.21.

77 A weighted average price based on prices ranging from $77.84 to $78.64.

78 A weighted average price based on prices ranging from $78.94 to $79.14.

79 A weighted average price based on prices ranging from $81.34 to $81.50.

80 A weighted average price based on prices ranging from $82.74 to $83.65.

81 A weighted average price based on prices ranging from $83.93 to $83.97.

82 A weighted average price based on prices ranging from $80.16 to $80.17.

Asymptote	20140425	80.15	[83]	(200)
Asymptote	20140425	82.42		(100)
D. E. Shaw Kalon Portfolios, L.L.C.	20140425	81.87		(1)
Oculus	20140425	81.67	[84]	500
Oculus	20140425	82.41		100
Valence	20140425	80.42	[85]	400
Valence	20140425	81.83	[86]	1,712
Valence	20140425	82.60	[87]	513
Asymptote	20140428	103.09	[88]	29,876
Asymptote	20140428	103.79	[89]	11,866
Asymptote	20140428	103.02	[90]	(30,180)
Asymptote	20140428	103.71	[91]	(12,189)
Asymptote	20140428	104.50	[92]	(500)
DESIM	20140428	103.29	[93]	(7,675)
DESIM	20140428	104.05	[94]	(900)
Oculus	20140428	103.05	[95]	1,200
Oculus	20140428	103.69	[96]	900
Valence	20140428	103.00	[97]	(26,072)
Valence	20140428	103.08	[98]	41,885
Valence	20140428	103.81	[99]	33,366
Asymptote	20140429	103.24	100	34,659
Asymptote	20140429	103.19	101	(34,486)
DESIM	20140429	103.21	102	8,761

83 A weighted average price based on prices ranging from $80.15 to $80.18.

84 A weighted average price based on prices ranging from $81.20 to $82.18.

85 A weighted average price based on prices ranging from $80.18 to $81.11.

86 A weighted average price based on prices ranging from $81.33 to $82.20.

87 A weighted average price based on prices ranging from $82.33 to $83.01.

88 A weighted average price based on prices ranging from $102.50 to $103.49.

89 A weighted average price based on prices ranging from $103.50 to $104.25.

90 A weighted average price based on prices ranging from $102.41 to $103.40.

91 A weighted average price based on prices ranging from $103.42 to $104.25.

92 A weighted average price based on prices ranging from $104.49 to $104.55.

93 A weighted average price based on prices ranging from $102.90 to $103.88.

94 A weighted average price based on prices ranging from $103.92 to $104.34.

95 A weighted average price based on prices ranging from $102.50 to $103.30.

96 A weighted average price based on prices ranging from $103.52 to $104.04.

97 A weighted average price based on prices ranging from $102.50 to $103.24.

98 A weighted average price based on prices ranging from $102.48 to $103.45.

99 A weighted average price based on prices ranging from $103.48 to $104.44.

100 A weighted average price based on prices ranging from $103.01 to $103.50.

101 A weighted average price based on prices ranging from $103.00 to $103.64.

102 A weighted average price based on prices ranging from $103.00 to $103.65.

Valence	20140429	103.20		4,354
Valence	20140429	103.16	103	(17,759)
Asymptote	20140430	103.26	104	(52,372)
Asymptote	20140430	104.02		(100)
Asymptote	20140430	103.33	105	52,193
Asymptote	20140430	104.03	106	900
DESIM	20140430	103.28	107	4,095
Valence	20140430	103.36	108	9,414
Valence	20140430	103.36	109	(12,145)
Asymptote	20140501	103.26	110	(23,023)
Asymptote	20140501	103.32	111	23,467
DESIM	20140501	103.36	112	2,700
Valence	20140501	103.39	113	(1,800)
Asymptote	20140502	103.15	114	(22,952)
Asymptote	20140502	103.19	115	22,905
DESIM	20140502	103.17	116	1,800
Valence	20140502	103.16	117	(674)
Asymptote	20140505	103.41	118	(19,694)
Asymptote	20140505	104.11		(400)
Asymptote	20140505	103.46	119	20,508
Asymptote	20140505	104.17		100
DESIM	20140505	103.46	120	900
Oculus	20140505	103.32	121	300

103 A weighted average price based on prices ranging from $103.00 to $103.49.

104 A weighted average price based on prices ranging from $103.00 to $103.98.

105 A weighted average price based on prices ranging from $103.01 to $103.99.

106 A weighted average price based on prices ranging from $104.02 to $104.05.

107 A weighted average price based on prices ranging from $103.02 to $103.87.

108 A weighted average price based on prices ranging from $103.27 to $103.37.

109 A weighted average price based on prices ranging from $103.01 to $103.90.

110 A weighted average price based on prices ranging from $103.15 to $103.89.

111 A weighted average price based on prices ranging from $103.13 to $104.08.

112 A weighted average price based on prices ranging from $103.15 to $103.87.

113 A weighted average price based on prices ranging from $103.19 to $103.86.

114 A weighted average price based on prices ranging from $103.08 to $103.34.

115 A weighted average price based on prices ranging from $103.09 to $103.66.

116 A weighted average price based on prices ranging from $103.08 to $103.29.

117 A weighted average price based on prices ranging from $103.11 to $103.29.

118 A weighted average price based on prices ranging from $103.08 to $104.03.

119 A weighted average price based on prices ranging from $103.10 to $104.07.

120 A weighted average price based on prices ranging from $103.08 to $103.90.

121 A weighted average price based on prices ranging from $103.15 to $103.43.

Valence	20140505	103.51	122	(300)
Valence	20140505	103.62	123	9,111
Valence	20140505	104.13	124	1,400
Asymptote	20140506	103.61	125	(4,439)
Asymptote	20140506	103.70	126	3,900
DESIM	20140506	103.62	127	700
Oculus	20140506	103.55		100
Valence	20140506	103.70	128	(858)
Valence	20140506	103.67	129	5,300
Asymptote	20140507	103.83	130	11,657
Asymptote	20140507	103.76	131	(11,524)
DESIM	20140507	103.69	132	600
Oculus	20140507	103.73	133	400
Valence	20140507	104.19		(8,900)
Valence	20140507	104.06	134	13,489
Asymptote	20140508	103.97	135	6,579
Asymptote	20140508	104.54	136	3,766
Asymptote	20140508	103.89	137	(5,395)
Asymptote	20140508	104.49	138	(4,175)
DESIM	20140508	104.08	139	400
DESIM	20140508	104.71	140	200
Oculus	20140508	104.34	141	300

122 A weighted average price based on prices ranging from $103.37 to $103.78.

123 A weighted average price based on prices ranging from $103.15 to $104.00.

124 A weighted average price based on prices ranging from $104.02 to $104.25.

125 A weighted average price based on prices ranging from $103.48 to $103.92.

126 A weighted average price based on prices ranging from $103.42 to $104.00.

127 A weighted average price based on prices ranging from $103.51 to $103.70.

128 A weighted average price based on prices ranging from $103.69 to $103.80.

129 A weighted average price based on prices ranging from $103.48 to $103.90.

130 A weighted average price based on prices ranging from $103.59 to $104.15.

131 A weighted average price based on prices ranging from $103.50 to $104.13.

132 A weighted average price based on prices ranging from $103.56 to $103.78.

133 A weighted average price based on prices ranging from $103.71 to $103.76.

134 A weighted average price based on prices ranging from $103.68 to $104.19.

135 A weighted average price based on prices ranging from $103.50 to $104.49.

136 A weighted average price based on prices ranging from $104.50 to $104.75.

137 A weighted average price based on prices ranging from $103.35 to $104.34.

138 A weighted average price based on prices ranging from $104.35 to $104.92.

139 A weighted average price based on prices ranging from $103.67 to $104.36.

140 A weighted average price based on prices ranging from $104.70 to $104.71.

141 A weighted average price based on prices ranging from $104.04 to $104.65.

Valence	20140508	103.96	142	(910)
Valence	20140508	103.93	143	3,100
Valence	20140508	104.59	144	3,100
Asymptote	20140509	103.88	145	13,310
Asymptote	20140509	103.85	146	(12,242)
Asymptote	20140509	104.53		(100)
DESIM	20140509	103.91	147	900
Oculus	20140509	103.90	148	200
Valence	20140509	103.64		(7,300)
Valence	20140509	103.99	149	110,606
Asymptote	20140512	104.05	150	(2,600)
Asymptote	20140512	104.04	151	2,500
DESIM	20140512	104.03	152	500
Oculus	20140512	104.03		100
Valence	20140512	104.24	153	(300)
Valence	20140512	103.72	154	25,100
Asymptote	20140513	103.69	155	(3,568)
Asymptote	20140513	103.77	156	2,598
DESIM	20140513	103.71	157	500
Valence	20140513	103.93	158	(1,220)
Asymptote	20140514	104.10	159	(4,900)
Asymptote	20140514	104.15	160	4,513
DESIM	20140514	104.11	161	600

142 A weighted average price based on prices ranging from $103.65 to $104.25.

143 A weighted average price based on prices ranging from $103.31 to $104.30.

144 A weighted average price based on prices ranging from $104.34 to $105.30.

145 A weighted average price based on prices ranging from $103.52 to $104.46.

146 A weighted average price based on prices ranging from $103.50 to $104.29.

147 A weighted average price based on prices ranging from $103.56 to $104.26.

148 A weighted average price based on prices ranging from $103.56 to $104.24.

149 A weighted average price based on prices ranging from $103.59 to $104.35.

150 A weighted average price based on prices ranging from $104.00 to $104.18.

151 A weighted average price based on prices ranging from $103.72 to $104.61.

152 A weighted average price based on prices ranging from $103.63 to $104.33.

153 A weighted average price based on prices ranging from $104.18 to $104.32.

154 A weighted average price based on prices ranging from $103.72 to $104.03.

155 A weighted average price based on prices ranging from $103.50 to $104.07.

156 A weighted average price based on prices ranging from $103.60 to $104.22.

157 A weighted average price based on prices ranging from $103.65 to $103.87.

158 A weighted average price based on prices ranging from $103.65 to $104.28.

159 A weighted average price based on prices ranging from $103.61 to $104.27.

160 A weighted average price based on prices ranging from $103.68 to $104.47.

161 A weighted average price based on prices ranging from $103.70 to $104.36.

Oculus	20140514	104.17		100
Valence	20140514	104.25	162	25,100
Valence	20140514	104.06	163	(200)
Asymptote	20140515	103.94	164	11,310
Asymptote	20140515	103.89	165	(10,700)
DESIM	20140515	104.01	166	754
Oculus	20140515	103.90		100
Valence	20140515	104.06	167	(200)
Valence	20140515	104.24	168	25,400
Asymptote	20140516	104.01	169	(16,721)
Asymptote	20140516	104.06	170	15,795
DESIM	20140516	104.01	171	1,700
Oculus	20140516	104.10	172	200
Valence	20140516	103.90	173	(1,400)
Valence	20140516	104.09	174	25,500
Asymptote	20140519	104.18	175	5,500
Asymptote	20140519	104.16	176	(5,600)
DESIM	20140519	104.17	177	1,200
Oculus	20140519	104.26		100
Valence	20140519	104.31	178	43,800
Valence	20140519	104.51	179	(19,630)
Asymptote	20140520	104.17	180	(3,200)
Asymptote	20140520	104.21	181	3,200

162 A weighted average price based on prices ranging from $104.25 to $104.33.

163 A weighted average price based on prices ranging from $103.95 to $104.17.

164 A weighted average price based on prices ranging from $103.66 to $104.25.

165 A weighted average price based on prices ranging from $103.61 to $104.23.

166 A weighted average price based on prices ranging from $103.80 to $104.18.

167 A weighted average price based on prices ranging from $103.91 to $104.20.

168 A weighted average price based on prices ranging from $103.75 to $104.25.

169 A weighted average price based on prices ranging from $103.80 to $104.21.

170 A weighted average price based on prices ranging from $103.81 to $104.25.

171 A weighted average price based on prices ranging from $103.90 to $104.18.

172 A weighted average price based on prices ranging from $104.08 to $104.11.

173 A weighted average price based on prices ranging from $103.80 to $104.00.

174 A weighted average price based on prices ranging from $103.63 to $104.22.

175 A weighted average price based on prices ranging from $103.83 to $104.35.

176 A weighted average price based on prices ranging from $103.76 to $104.35.

177 A weighted average price based on prices ranging from $103.90 to $104.34.

178 A weighted average price based on prices ranging from $104.10 to $104.53.

179 A weighted average price based on prices ranging from $103.75 to $104.53.

180 A weighted average price based on prices ranging from $104.04 to $104.34.

181 A weighted average price based on prices ranging from $104.08 to $104.41.

DESIM	20140520	104.16		(100)
DESIM	20140520	104.17	182	1,035
Oculus	20140520	104.14		90
Valence	20140520	104.21	183	26,000
Valence	20140520	104.07	184	(1,758)
Asymptote	20140521	104.30	185	(4,854)
Asymptote	20140521	104.37	186	4,844
DESIM	20140521	104.29	187	700
Valence	20140521	104.34		(1,400)
Valence	20140521	104.33	188	1,700
Asymptote	20140522	104.67	189	(3,200)
Asymptote	20140522	105.52	190	(700)
Asymptote	20140522	104.74	191	3,100
Asymptote	20140522	105.51	192	800
DESIM	20140522	104.78	193	797
DESIM	20140522	105.53	194	300
Valence	20140522	104.71	195	42,600
Valence	20140522	105.51	196	300
Valence	20140522	104.30	197	(17,600)
Valence	20140522	105.69	198	(132)
Asymptote	20140523	104.23	199	2,960
Asymptote	20140523	104.25	200	(3,000)
DESIM	20140523	104.21	201	800

182 A weighted average price based on prices ranging from $103.94 to $104.30.

183 A weighted average price based on prices ranging from $104.09 to $104.33.

184 A weighted average price based on prices ranging from $103.72 to $104.36.

185 A weighted average price based on prices ranging from $104.12 to $104.41.

186 A weighted average price based on prices ranging from $104.19 to $104.48.

187 A weighted average price based on prices ranging from $104.23 to $104.35.

188 A weighted average price based on prices ranging from $104.22 to $104.34.

189 A weighted average price based on prices ranging from $104.37 to $105.34.

190 A weighted average price based on prices ranging from $105.47 to $105.64.

191 A weighted average price based on prices ranging from $104.36 to $105.00.

192 A weighted average price based on prices ranging from $105.39 to $105.65.

193 A weighted average price based on prices ranging from $104.33 to $105.31.

194 A weighted average price based on prices ranging from $105.48 to $105.55.

195 A weighted average price based on prices ranging from $104.30 to $105.00.

196 A weighted average price based on prices ranging from $105.41 to $105.64.

197 A weighted average price based on prices ranging from $104.30 to $104.62.

198 A weighted average price based on prices ranging from $105.55 to $105.76.

199 A weighted average price based on prices ranging from $104.07 to $104.49.

200 A weighted average price based on prices ranging from $104.00 to $104.43.

201 A weighted average price based on prices ranging from $104.01 to $104.41.

Valence	20140523	104.25		300
Valence	20140523	104.24	202	(739)
Asymptote	20140527	104.33	203	800
Asymptote	20140527	104.25	204	(800)
DESIM	20140527	104.30	205	1,200
Oculus	20140527	104.33	206	2,100
Valence	20140527	104.45	207	25,500
Valence	20140527	104.39	208	(3,081)
Asymptote	20140528	103.73	209	(900)
Asymptote	20140528	103.85	210	900
DESIM	20140528	103.77	211	800
Oculus	20140528	103.98	212	1,423
Valence	20140528	103.69	213	(13,691)
Valence	20140528	104.08	214	35,500
Asymptote	20140529	103.69	215	(1,700)
Asymptote	20140529	103.79	216	1,800
DESIM	20140529	103.55		(100)
DESIM	20140529	103.64	217	1,500
Oculus	20140529	103.63	218	990
Valence	20140529	103.81	219	27,300
Valence	20140529	103.53	220	(5,745)
Asymptote	20140530	103.53	221	(1,500)

202 A weighted average price based on prices ranging from $104.00 to $104.38.

203 A weighted average price based on prices ranging from $103.99 to $104.46.

204 A weighted average price based on prices ranging from $103.89 to $104.44.

205 A weighted average price based on prices ranging from $103.90 to $104.52.

206 A weighted average price based on prices ranging from $103.98 to $104.61.

207 A weighted average price based on prices ranging from $104.18 to $104.54.

208 A weighted average price based on prices ranging from $103.99 to $104.49.

209 A weighted average price based on prices ranging from $103.60 to $103.99.

210 A weighted average price based on prices ranging from $103.65 to $104.17.

211 A weighted average price based on prices ranging from $103.62 to $104.11.

212 A weighted average price based on prices ranging from $103.65 to $104.10.

213 A weighted average price based on prices ranging from $103.55 to $103.99.

214 A weighted average price based on prices ranging from $103.66 to $104.20.

215 A weighted average price based on prices ranging from $103.43 to $103.80.

216 A weighted average price based on prices ranging from $103.50 to $103.90.

217 A weighted average price based on prices ranging from $103.40 to $103.82.

218 A weighted average price based on prices ranging from $103.48 to $103.84.

219 A weighted average price based on prices ranging from $103.38 to $103.88.

220 A weighted average price based on prices ranging from $103.33 to $103.89.

221 A weighted average price based on prices ranging from $103.25 to $103.99.

Asymptote	20140530	104.30	222	(315)
Asymptote	20140530	103.49	223	1,400
Asymptote	20140530	104.44	224	400
DESIM	20140530	103.99		(100)
DESIM	20140530	104.04	225	900
Oculus	20140530	103.82	226	2,224
Oculus	20140530	104.60		100
Valence	20140530	104.09	227	(800)
Valence	20140530	103.91	228	3,700
Valence	20140530	104.47	229	25,400
Asymptote	20140602	104.23	230	1,000
Asymptote	20140602	104.23	231	(1,024)
DESIM	20140602	104.15	232	905
Oculus	20140602	104.07	233	2,653
Valence	20140602	103.88		(2,200)
Valence	20140602	104.04	234	38,180
Asymptote	20140603	104.04	235	500
Asymptote	20140603	104.03	236	(500)
DESIM	20140603	104.04	237	1,129
Oculus	20140603	104.09	238	1,601
Valence	20140603	104.01	239	(1,000)
Valence	20140603	104.01	240	29,654
Asymptote	20140604	104.08		(100)

222 A weighted average price based on prices ranging from $104.25 to $104.32.

223 A weighted average price based on prices ranging from $103.22 to $103.99.

224 A weighted average price based on prices ranging from $104.25 to $104.99.

225 A weighted average price based on prices ranging from $103.52 to $104.50.

226 A weighted average price based on prices ranging from $103.52 to $104.46.

227 A weighted average price based on prices ranging from $103.90 to $104.22.

228 A weighted average price based on prices ranging from $103.49 to $104.39.

229 A weighted average price based on prices ranging from $104.45 to $104.69.

230 A weighted average price based on prices ranging from $104.14 to $104.27.

231 A weighted average price based on prices ranging from $104.09 to $104.29.

232 A weighted average price based on prices ranging from $104.01 to $104.25.

233 A weighted average price based on prices ranging from $103.85 to $104.25.

234 A weighted average price based on prices ranging from $103.68 to $104.31.

235 A weighted average price based on prices ranging from $103.88 to $104.10.

236 A weighted average price based on prices ranging from $103.84 to $104.15.

237 A weighted average price based on prices ranging from $103.94 to $104.15.

238 A weighted average price based on prices ranging from $103.97 to $104.19.

239 A weighted average price based on prices ranging from $103.95 to $104.15.

240 A weighted average price based on prices ranging from $103.81 to $104.15.

Asymptote	20140604	103.79	241	100
DESIM	20140604	104.01	242	1,132
Valence	20140604	103.97	243	500
Valence	20140604	103.99	244	(3,862)
DESIM	20140605	104.25	245	1,800
Valence	20140605	103.99	246	(1,593)
Valence	20140605	104.40	247	134,050
Asymptote	20140606	105.23	248	(1,150)
Asymptote	20140606	105.23	249	1,089
DESIM	20140606	105.28	250	1,100
Valence	20140606	105.25		7,300
Valence	20140606	105.25		(7,300)
Asymptote	20140609	104.84		200
Asymptote	20140609	105.33	251	(200)
DESIM	20140609	105.59	252	800
Asymptote	20140610	105.01	253	1,200
Asymptote	20140610	104.68	254	(1,100)
DESIM	20140610	104.91	255	795
Valence	20140610	105.26		11,400
Valence	20140610	105.26		(11,400)
Asymptote	20140611	105.00	256	(271)
Asymptote	20140611	104.99	257	241
DESIM	20140611	105.17	258	1,300
Asymptote	20140612	104.81	259	1,100

241 A weighted average price based on prices ranging from $103.78 to $103.79.

242 A weighted average price based on prices ranging from $103.75 to $104.13.

243 A weighted average price based on prices ranging from $103.76 to $104.05.

244 A weighted average price based on prices ranging from $103.75 to $104.15.

245 A weighted average price based on prices ranging from $103.96 to $104.54.

246 A weighted average price based on prices ranging from $103.91 to $104.02.

247 A weighted average price based on prices ranging from $104.25 to $104.50.

248 A weighted average price based on prices ranging from $105.17 to $105.31.

249 A weighted average price based on prices ranging from $104.95 to $105.37.

250 A weighted average price based on prices ranging from $105.19 to $105.40.

251 A weighted average price based on prices ranging from $104.99 to $105.66.

252 A weighted average price based on prices ranging from $105.03 to $105.95.

253 A weighted average price based on prices ranging from $104.94 to $105.25.

254 A weighted average price based on prices ranging from $104.64 to $104.96.

255 A weighted average price based on prices ranging from $104.64 to $105.02.

256 A weighted average price based on prices ranging from $104.99 to $105.00.

257 A weighted average price based on prices ranging from $104.83 to $105.03.

258 A weighted average price based on prices ranging from $104.96 to $105.60.

259 A weighted average price based on prices ranging from $104.55 to $105.00.

Asymptote	20140612	104.87	260	(1,100)
DESIM LLC	20140612	104.88	261	828
Valence	20140612	105.00	262	75,000
DESIM LLC	20140613	104.44	263	2,290
Valence	20140613	104.50	264	50,000

(d) No person other than the Reporting Persons or any of the persons set forth in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Valence has sold listed put option contracts based upon the value of the Common Shares. In addition to the Common Shares that it beneficially owns without reference to these contracts, Valence currently has long economic exposure to 10,000 Common Shares through such contracts. Valence has sold listed call option contracts based upon the value of the Common Shares, which contracts relate to 20,000 underlying Common Shares. Accounts managed by DESIM maintain open short positions on 7,995 Common Shares.

These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the person listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated June 22, 2012.

Exhibit 2	Joint Filing Agreement, by and among the Reporting Persons, dated June 16, 2014.

260 A weighted average price based on prices ranging from $104.67 to $105.34.

261 A weighted average price based on prices ranging from $104.72 to $104.97.

262 A weighted average price based on prices ranging from $104.98 to $105.00.

263 A weighted average price based on prices ranging from $104.28 to $104.68.

264 A weighted average price based on prices ranging from $104.46 to $104.50.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated June 22, 2012, granted by David E. Shaw in favor of Nathan Thomas, is attached hereto as Exhibit 1 and incorporated herein by reference.

Dated: June 16, 2014

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw